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                                October 29, 2020

       Justin Schreiber
       Chief Executive Officer
       Conversion Labs, Inc.
       800 Third Avenue, Suite 2800
       New York, NY 10022

                                                        Re: Conversion Labs,
Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 13,
2020
                                                            File No. 000-55857

       Dear Mr. Schreiber:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed October 13, 2020

       General

   1. Please revise your discussion of Proposal 2 to state the aggregate consideration received from the issuance of
the Series B Preferred Stock as well as your use or intended use of the proceeds. Please
refer to Item 11(c) of Schedule 14A.
   2. Please revise Annex B to include complete copy of the Certificate of Designation of
                                                        Series B Convertible
Preferred Stock .
   3.                                                   In your next amendment
please mark your form of proxy card as preliminary.
       Proposal No. 2: Ratification of the January 21, 2020 Amendment, page 11

   4. Please revise to clearly state the reasons for and the general effect on the rights of existing shareholders of the (i)
amendment to the company's certificate of incorporation to
                                                        authorize the creation
of the blank check preferred stock; (ii) certificate of designation of
 Justin Schreiber
Conversion Labs, Inc.
October 29, 2020
Page 2
      Series B Convertible Preferred Stock; and (iii) issuance of 3,500 Shares of Series B
      Preferred Stock. Please include a discussion of voting, liquidation preferences, conversion rights, redemption rights and dividend rights of the Series B preferred. Please ensure that you disclose the dilutive effect that the ratification of the Series B issuance would have on shareholders. In that regard, we note that each Series B share has 6,000,000 votes per share, which appears to represent significant voting power based on the currently issued and outstanding shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce,
Special Counsel, at (202) 551-3754 with any questions.



                                                            Sincerely,
FirstName LastNameJustin Schreiber
                                                            Division of
Corporation Finance
Comapany NameConversion Labs, Inc.
                                                            Office of
Manufacturing
October 29, 2020 Page 2
cc:       Lawrence Metelitsa
FirstName LastName